03007885

3/25.

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Sancor Cooperativas Unidas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4476

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/2/03

82-4476

AR/S
12-31-02

SanCor
Cooperativas Unidas Ltda.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR, TOGHETER WITH THE LIMITED REVIEW REPORT

ERNST & YOUNG

Pistrelli, Díaz y Asociados S.R.L.
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Teléfono: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777

LIMITED REVIEW REPORT

(Translation of the Limited Review Report originally issued in Spanish - see paragraph 11. below)

To the Board of Trustees of
SanCor Cooperativas Unidas Limitada:

We are hereby submitting for your consideration this Second Limited Review Report for the second quarter of the sixty third fiscal year ended December 31, 2002.

1. Organizational Data

1.1. Name: Sancor Cooperativas Unidas Limitada.

1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.

1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772

1.4. Type of cooperative: Second tier.

1.5. Primary business: Producing and marketing of dairy products.

2. We have made a limited review of the balance sheet of SanCor Cooperativas Unidas Limitada (The Cooperative) as of December 31, 2002, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the Cooperative's Board of Trustees.

3. The financial statements of the Cooperative as of December 31, 2001, presented for comparative purposes, were reviewed by Pistrelli, Diaz y Asociados Sociedad Civil, as member of Andersen at that time. As a result of such limited review, a limited review report dated February 8, 2002, was issued which, as regards the technical appraisal of certain Cooperative's fixed assets, was based on the report of an independent expert, and also included: (a) a scope limitation on certain investments in subsidiaries, which, as of December 31, 2001, included investments for ARS 30,469,880, accounts receivables for ARS 147,564,135, liabilities for ARS 24,717,220, and losses generated by such investments for ARS 11,383,543 in the six-month period ended on such date; (b) some qualifications for (b.1) failing to present the financial statements consolidated with its subsidiaries, (b.2) the valuation method of finished goods at their net realizable value, and (b.3) classifying ARS 220,184,738 as noncurrent financial payables that should have been disclosed as current; and (c) emphasis paragraphs related to the uncertainties as to (c.1.) the recoverability of certain accounts receivable for ARS 25,312,353, whose effect was subsequently booked by the Cooperative in the financial statements as of June 30, 2002, upon confirming uncollectibility risks during the year then ended, (c.2) the effects that the economic crisis

mentioned in paragraph 8. of this report could have on the Cooperative's financial position and results of operations, as well as its ability to continue its normal course of business. The adjustment made to the valuation criterion of the finished goods, described in note 2.3 to the attached financial statements was included by the Cooperative in the financial statements as of December 31, 2001, after the issuance of such limited review report.

4. Except as indicated in paragraphs 5. and 6., our review was performed in accordance with the standards established by F.A.C.P.C.E. (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to the limited review of interim financial statements. Under such standards, a limited review basically consists of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance to generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such opinion.

5. The scope of our work did not include the limited review of the financial statements as of December 31, 2002, of the subsidiaries Integral Insumos G.P., El Hornero G.P., Coop Publicidad G.P., Amplicampo Inversora Corp., San Marco Corp., Aproagro Corp., Nobleplus Corp., SanCor Dairy Corp., SanCor do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C. The financial statements of the first seven companies mentioned above were subject to limited reviews by other auditors, who issued qualified reports for the matter described in paragraph 10. of this report. In addition, the limited review report on the financial statements of Amplicampo Inversora Corp. included scope limitations related to certain investments in securities and participation certificates in "TCAr Financial Trust Serie 1, 2 and 3" and "TC/Cap Financial Trust" that, as of December 31, 2002, amounted to ARS 9,805,133, and to the recoverability of the asset booked for ARS 517,118 on account of tax on minimum presumed income.

The above financial statements were used by the Cooperative to value its interest in such companies as of December 31, 2002, by the equity method and determine the income or loss generated by them for the six-month period then ended. Due to the above limitations, we do not have enough evidence as to the valuation and disclosure of the accounts related to such subsidiaries as of December 31, 2002, which involve investments, receivables and payables for ARS 41,008,821, ARS 60,681,762, and ARS 17,840,845, respectively, and losses from long-term investments in the amount of ARS 12,121,619 for the six-month period then ended.

6. As stated in Exhibit C and note 2.4 to the accompanying financial statements, as of December 31, 2002, the Cooperative booked securities under noncurrent investments in the amount of ARS 13,682,880. The latest available financial statements of the issuer trust, as of September 30, 2002, were subject to a limited review by another auditor, whose report included qualifications for uncertainties related to the effects on the main assets of the trust (interests in other companies and goodwill) of the crisis described in paragraph 8. of this report and to the recoverability of the financial instruments held by the companies included as long-term investments.

Furthermore, the above mentioned auditor's report states that certain securities booked under investments (by the companies included as long-term investments) could not be checked against the related financial statements. On the other hand, the trust's issuance conditions and assets structure underwent considerable changes after the issuance of the above financial statements. Therefore, as of the issuance date of the accompanying financial statements mentioned in paragraph 2., we were not furnished with enough evidence as to the valuation and recoverability of such investments.

7. As explained in note 2.5 to the accompanying financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 12., as regards the amount of the revaluated property, plant and equipment, is based on the report of such expert.

8. As described in note 13.a) to the financial statements mentioned in paragraph 2., at the end of 2001, a deep change was implemented in the economic model of Argentina as well as in Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The changes made, which were subsequently supplemented by new Federal Government regulations, gave rise to a deep economic crisis, the main consequences of which, detailed in such note, have been: (a) the devaluation of the Argentine peso and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on public debt payments; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction for making certain transfers abroad to service financial loan principal and interest without the authorization of the Central Bank of Argentina; (e) the increase in domestic prices; (f) the restriction on the access to credit; and (g) the fall in domestic market demand. The general economic context and the current regulatory framework are subject to future changes based on the evolution of the economic crisis.

Our audit report dated September 6, 2002, on the financial statements as of June 30, 2002, included undetermined qualifications for uncertainties arising from the above economic crisis related to the issues described below. Such uncertainties were not resolved as of the date of this report and their evolution is also detailed below.
The above economic situation impacted on the Cooperative and caused, among other things, a decrease in cash inflows, which were not enough for the Cooperative to meet its financial obligations. As stated in notes 10, 11, and 13.b) to the accompanying financial statements, in 2002, the Cooperative partially settled interest on financial loans based on repayment proposals made to creditors, which include debt rescheduling and reductions in the originally agreed-upon interest rates, and failed to repay certain past-due principal and interest installments. Under certain loan agreements, such noncompliance entitles creditors to require the Cooperative to repay all payables fully and early. Since, to the issuance date of the accompanying financial statements, the Company had not been notified by the respective creditors of the above noncompliance, as established in the agreements for early repayment to be required, and considering the favorable outcome expected from negotiations with financial

creditors, the Cooperative classified ARS 207,827,900, related to the loans mentioned in notes 10 and 11, as noncurrent financial payables. Furthermore, as explained in note 11 to the accompanying financial statements, the Cooperative computed accrued interest payable (and the related loss) as of December 31, 2002, based on the estimated outcome of current negotiations with financial creditors and it therefore did not book interest that would arise from meeting the corporate bond issue prospectus or that which other creditors may consider applicable in the case of delinquency in payment. The classification and valuation of the above liabilities are subject to the outcome of the above mentioned negotiations.

As mentioned in note 13.b) to the accompanying financial statements, the Cooperative is currently defining strategies to bring its business into line with the new economic conditions, and the Cooperative's Board of Trustees and Management understand that the increase in exports, the reduction in costs and expenses, and the favorable outcome expected from the negotiations aiming at rescheduling its financial obligations will enable it to obtain enough operating income to offset, in part, the higher financial costs that resulted from the Argentine peso devaluation and thus redress the current situation.

The financial statements as of December 31, 2002, mentioned in paragraph 2., have been prepared considering that the Cooperative will carry on with its normal course of business and, therefore, they do not include any effects that may arise from the resolution of these uncertainties.

9. As stated in note 1.3 to the accompanying financial statements, the Cooperative does not present interim financial statements consolidated with those of its subsidiaries. This information is required by professional accounting standards effective in the City of Buenos Aires, Argentina.

10. As mentioned in note 1.2 to the accompanying financial statements, the Cooperative prepares its financial statements following the regulations established by the CNV (Argentine Securities Commission), which differ from the new professional accounting standards approved by the C.P.C.E.C.B.A. (Professional Council in Economic Sciences of the City of Buenos Aires) effective for financial statements of interim or annual periods beginning on and after July 1, 2002. The main differences between these two sets of standards are detailed in note 1.2 to the accompanying financial statements. CNV General Resolution No. 434 provided for adopting the new professional accounting standards without amending those that are relevant to the Cooperative for the years beginning on and after January 1, 2003.

11. As further explained in note 14, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

12. Based on our review and the independent expert's report mentioned in paragraph 7., except for (a) the effect of such adjustments, if any, as might have been disclosed had the scope limitations of our work described in paragraphs 5. and 6. not taken place, and (b) the omission of the consolidated financial statements stated in paragraph 9., we are not aware of any significant modifications that should be made to the financial statements mentioned in paragraph 2. for them to be in conformity with Argentine Securities Commission regulations, Resolution No. 615 from the INAES (Argentine Institute of Cooperatives and Social Economy), and Cooperatives Law, and except, furthermore, for the matters described in paragraph 10., in conformity with accounting principles generally accepted in the City of Buenos Aires, Argentina, applied on a basis consistent with the preceding year, after giving retroactive effect to the correction of the valuation method of finished goods, with which we agree, described in note 2.3 to the accompanying financial statements. This statement should be read considering the uncertainties described in paragraph 8. above, whose resolution cannot be anticipated as of the date of this report.

13. In compliance with current legal requirements, we hereby report that:

a) The financial statements mentioned in paragraph 2. have been booked in the Inventories and Financial Statements book.

b) Such financial statements have been taken from accounting books kept, in all formal respects, in accordance with legal rules in force in Argentina.

c) The information included in the "Summary of events for the six-month period ended December 31, 2002" is presented by the Cooperative to meet CNV regulations. The information included in such Summary related to the six-month period ended December 31, 2002, other than the data indicated as "Not covered by the limited review report", arises from the accompanying financial statements as of December 31, 2002. The information included in such Summary related to the six-month periods ended December 31, 2001, 2000, 1999 and 1998, except for the data indicated as "Not covered by the limited review report", was covered (before its restatements into constant pesos as of December 31, 2002) by the reviews performed by Pistrelli, Díaz y Asociados Sociedad Civil, as Andersen member firm, which issued limited review reports for interim periods dated February 8, 2002 (including the qualifications described in paragraph 3.), February 8, 2001, February 9, 2000 and February 4, 1999, without qualifications, on the related financial statements.

d) As arising from the Cooperative's accounts, as of December 31, 2002 the liability accrued in (i) employee and employer contributions to the Integrated Pension Fund System and (ii) the accrued Turnover Tax liability of the Cooperative in favor of the Tax Office of the Province of Santa Fe, amounts to ARS 2,066,499 and ARS 86,254, respectively, none of this amount was due and payable as of that date.

Buenos Aires,
February 7, 2003

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)
(Stated in pesos – Note 1)

Subscribed capital	252,714,341
Paid-in capital	206,109,208
Capital to be paid in	46,605,133

	2002		2001
CURRENT ASSETS			
CASH		19,074,628	2,779,955
INVESTMENTS			
Bank, securities and shares		9,668,182	5,167,028
RECEIVABLES			
Trade			
Export receivables	84,527,474		
Trade receivables	94,624,179		
Receivables in litigation	21,047,040		
Receivables in litigation secured by mortgages	9,934,848		
Less:			
Imputed interest on receivables	1,271,528		
Allowance for doubtful accounts	28,505,487	180,356,526	246,011,239
Other receivables			
Miscellaneous receivables	47,944,404		
Loans to cooperatives	326,216		
Less:			
Allowance for doubtful accounts	5,381,462	42,889,158	114,372,834
INVENTORIES			
Finished goods	79,650,323		
Production in process	1,929,273		
Warehouse	28,597,366		
Unbilled orders	33,455		
Less:			
Allowance for inventory obsolescence	418,240	109,792,177	185,564,315
DEFERRED CHARGES			
Expenses paid in advance		9,107,672	19,401,554
TOTAL CURRENT ASSETS		370,888,343	573,296,925

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	2002		2001
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	23,412,759		
Loans to cooperatives	29,667		
Less:			
Allowance for doubtful accounts	234,424	23,208,002	112,160,729
INVESTMENTS			
Bank, Shares, Bonds and Cooperative stakes		113,225,018	90,116,174
PROPERTY, PLANT AND EQUIPMENT			
Original value	1,228,924,743		
Less:			
Accumulated depreciation	595,336,903	633,587,840	591,549,035
OTHER ASSETS			
Packaging		13,542,902	19,510,626
INTANGIBLE ASSETS			
Trademarks	4,733,149		
Less:			
Accumulated amortization	2,634,876	2,098,273	1,680,542
DEFERRED CHARGES			
Expenses paid in advance		9,342,294	6,168,507
TOTAL NONCURRENT ASSETS		795,004,329	821,185,613
TOTAL ASSETS		1,165,892,672	1,394,482,538

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	2002		2001
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	77,769,855		
Cooperatives	121,174,954		
Prepayment from customers	20,805,979		
Foreign vendors	4,796,070		
Imputed interest on payables	(1,023,753)	223,523,105	407,310,583
Financial			
Bank payable	178,135,399		
Interest payable	21,883,891		
Corporate bonds	166,127,520	366,146,810	154,030,048
Other Payables			
Miscellaneous payables	9,601,267		
Salaries and social security taxes payable	13,205,458		
Early retirement system	3,853,925		
Expenses payable	1,081,973		
Taxes payable	8,511,226		
Other liabilities related to investments	13,450,455	49,704,304	71,172,092
TOTAL CURRENT LIABILITIES		639,374,219	632,512,723
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors		12,932,118	6,489,099
Financial			
Bank payable	80,037,500		
Corporate bonds	127,790,400	207,827,900	225,476,528
Other Payables			
Miscellaneous payables	83,770		
Salaries and social security taxes payable	428,287		
Early retirement system	4,516,080	5,028,137	10,597,250
ACCRUALS		11,315,599	18,172,519
TOTAL NONCURRENT LIABILITIES		237,103,754	260,735,396
TOTAL LIABILITIES		876,477,973	893,248,119

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

		2002	2001
COOPERATIVE'S OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	252,714,341		
Associated subscribers	(46,605,133)		
	206,109,208		
Adjustment to capital	35,876,109		
Overall adjustment to cooperative equity	99,551,781	341,537,098	352,722,478
RESERVES AND FUNDS			
Legal reserve	2,790,971		
Labor and employee assistance fund	3,004		
Special reserve (Sec. 42, Law No. 20,337)	10,319,545		
Reserve of appraisal revaluation of PP&E	211,131,735	224,245,255	261,412,425
UNAPPROPRIATED EARNINGS (LOSSES)			
For the period		(40,432,764)	(82,787,513)
For previous year		(235,934,890)	(30,112,971)
TOTAL EQUITY		289,414,699	501,234,419
LIABILITIES PLUS EQUITY		1,165,892,672	1,394,482,538
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		1,084,810	1,060,372
OTHER VENDORS-Inputs received on consignment		435,402	173,261
SAN MARCO – Goods received on consignment		129	11,504
TOTAL MEMORANDUM ACCOUNTS		1,520,341	1,245,137

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

Accounts	2002 Operating accounts	2002 Transactions with unrelated parties	2002 Total	2001 Total
SALES				
Gross sales	512,108,971	1,103,778	513,212,749	
Less:				
Imputed interest on sales	9,164,858	19,754	9,184,612	
Discounts and taxes	26,197,418	47,193	26,244,611	
NET SALES	476,746,695	1,036,831	477,783,526	647,167,550
COST OF SALES	377,280,858	794,656	378,075,514	466,610,690
GROSS INCOME	99,465,837	242,175	99,708,012	180,556,860
Less (plus):				
Selling expenses	70,707,013	114,146	70,821,159	148,640,809
Administrative expenses	7,799,823	16,811	7,816,634	14,345,102
Financial and holding (income) loss				
– On assets	37,794,009	952,100	38,746,169	(803,461)
– On liabilities	3,349,863	6,438	3,356,301	66,371,998
Tax on bank transactions	3,726,055	8,031	3,734,086	4,015,744
Cooperative Development Fund	-	-	-	2,775,630
OPERATING LOSS	(23,910,926)	(855,411)	(24,766,337)	(54,788,962)
LOSS FROM LONG-TERM INVESTMENTS			(13,080,431)	(11,269,125)
OTHER EXPENSES, NET (Note 8)			(2,585,996)	(16,729,426)
NET LOSS FOR THE PERIOD			(40,432,764)	(82,787,513)

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE'S OWNERS' EQUITY FOR THE SIX-MONTH PERIOD

ENDED DECEMBER 31, 2002 PRESENTED COMPARATIVELY WITH

THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Cooperative capital				
Account	**Subscribed capital**	**Associated subscribers**	**Adjustment to capital**	**Overall adjustment to Cooperative equity**	**Subtotal**
Balance at beginning of fiscal year	258,030,770	(157,742,253)	146,157,851	99,551,781	345,998,149
Adjustments to initial balances (note 2.10)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	258,030,770	(157,742,253)	146,157,851	99,551,781	345,998,149
Resolution as per Members' Meeting of 09-27-02:					
– Use of reserves to compensate unappropriated losses	-	-	-	-	-
– Capitalization of the adjustment to capital	-	110,388,274	(110,388,274)	-	-
Departure of Cooperatives	(5.316.429)	839,769	106,316	-	(4,370,344)
Cooperatives Movements	-	(90,923)	216	-	(90,707)
Capital Paid in by Cooperatives	-	-	-	-	-
Payments of capital not effected	-	-	-	-	-
Reversal of Reserve of appraisal revaluation due to depreciation and retirements for the period of appraised PP&E	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net loss for the period	-	-	-	-	-
Balance at end of period	252,714,341	(46,605,133)	35,876,109	99,551,781	341,537,098

	Reserves and funds						
Account	**Legal reserve**	**Labor and employee assist. Fund**	**Special reserve Sec. 42, Law No. 20,337**	**Reserve of appraisal revaluation of PPE**	**Unappropriated Earnings (losses)**	**Total 2002**	**Total 2001**
Balance at beginning of fiscal year	2,790,971	3,298	40,439,675	217,303,374	(266,047,861)	340,487,606	622,581,168
Adjustments to initial balances (note 2.10)	-	-	-	-	-	-	(30,112,971)
Adjusted balances at the beginning of fiscal year	2,790,971	3,298	40,439,675	217,303,374	(266,047,861)	340,487,606	592,468,197
Resolution as per Members' Meeting of 09-27-02:							
– Use of reserves to compensate unappropriated losses	-	-	(30,112,971)	-	30,112,971	-	-
– Capitalization of the adjustment to capital	-	-	-	-	-	-	-
Departure of Cooperatives	-	-	(7,159)	-	-	(4,377,503)	-
Cooperatives Movements	-	-	-	-	-	(90,707)	-
Capital paid in by Cooperatives	-	-	-	-	-	-	268,472
Payments of capital not effected	-	-	-	-	-	-	(1,093,966)
Reversal of Reserve of appraisal revaluation due to depreciation and retirements for the period of appraised PP&E	-	-	-	(6,171,639)	-	(6,171,639)	(7,620,908)
Social Assistance Fund Movement	-	(294)	-	-	-	(294)	137
Net loss for the period	-	-	-	-	(40,432,764)	(40,432,764)	(82,787,513)
Balance at end of period	2,790,971	3,004	10,319,545	211,131,735	(276,367,654)	289,414,699	501,234,419

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR SIX-MONTH PERIOD ENDED

DECEMBER 31, 2002 PRESENTED COMPARATIVELY

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

ACCOUNT	2002	2001
Cash at beginning of fiscal year	1,416,169	25,493,921
Net increase (decrease) in cash	27,326,641	(17,546,938)
Cash at end of period	28,742,810	7,946,983
REASONS FOR CHANGES IN CASH		
CASH PROVIDED BY		
Collected sales	460,484,011	616,922,491
Less :		
Purchases and manufacturing expenses	347,673,945	365,637,892
Selling expenses	60,470,664	85,194,726
Administrative expenses	7,009,665	13,145,495
Financial expenses	34,261,674	58,337,591
Tax on bank transactions	3,734,086	4,015,744
Other expenses, net	6,088,813	14,031,807
Increase in cash provided by operations	1,245,164	76,559,236
Other sources of cash		
Decrease in other receivables	11,119,042	-
Decrease in deferred charges, intangible assets and other assets	-	11,059,604
Decrease in long-term investments	1,748,793	473,583
Capital paid in by Cooperatives	-	268,560
Increase in other liabilities	1,471,233	-
Increase in financial payables	16,628,987	-
Total sources of cash	32,213,219	88,360,983
CASH USED FOR		
Acquisition of PPE	3,248,968	8,174,786
Increase in deferred charges, intangible assets and other assets	41,362	-
Contributions in cash to affiliates	1,596,248	-
Increase in other receivables	-	1,796,878
Decrease in other liabilities	-	7,347,569
Decrease in financial payables	-	88,588,688
Total cash used	4,886,578	105,907,921
Net increase (decrease) in cash	27,326,641	(17,546,938)

(1) Cash: Cash and investments to be settled with three months after each period-end.

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD

ENDED DECEMBER 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Amounts stated in pesos – Note 1)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Restatement in constant pesos

The Cooperative presents its financial statements in constant pesos, following the restatement method set by Technical Resolution No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), and using adjustment coefficients derived from the domestic wholesale price index of the INDEC (National Institute of Statistics and Census), in accordance with the methods provided by CNV (Argentine Securities Committee) General Resolution No. 415 and Resolution No. 615 of the INAES (Argentine Cooperatives Institute).

Under the restatement in constant pesos method mentioned above, accounting measurements were restated based on the change in the purchasing power of the Argentine peso until August 31, 1995. As from such date, considering the then prevailing economic stability conditions, as required by CNV General Resolution No. 272 and as accepted by professional accounting standards, accounting measurements were no longer restated until December 31, 2001. Pursuant to CNV General Resolution No. 415, the restatement in constant pesos method has been reinstated as from January 1, 2002, and accounting measurements prior to such date are considered as stated in the currency of December 31, 2001.

1.2. Professional Accounting Standards

The Argentine Federation of Professional Councils in Economic Sciences approved Technical Resolutions Nos. 16 to 20, that incorporated changes to the valuation and disclosure professional accounting standards. Such standards were approved, with certain changes, by the Professional Council in Economic Sciences of the City of Buenos Aires, being mandatory for the Cooperative for the year commenced on July 1, 2002, and for the interim periods related to such year. The new professional accounting standards differ from the standards applied by the Cooperative to prepare these financial statements in the following relevant issues:

a) They require application of discounted values to measure receivables and payables other than trade or financial receivables and payables, and to measure financial receivables and payables that do not accrue interest (or with an interest rate below the market rate).

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

b) They require to value inventories at net realizable value when prepayments have been received, thus setting their price, and the contractual terms and conditions of the transaction assure that the sale will be actually performed and income will be obtained.

c) The criteria to recognize intangible assets are laid out; express capitalization prohibitions are established (for research, advertising, reorganization, training and other expenses); the capitalization of organization and pre-operating costs (only direct costs and those higher than those which the company would have incurred had the new operation or activity not been commenced) is allowed with a maximum presumed useful life of five years.

d) Intangible assets are allowed not to be amortized when no factors limit their useful life and, except for organization and pre-operating costs, no presumed useful life is established. The Company should disclose the factors taken into account to estimate useful life even when it chooses to amortize an asset with an indefinite useful life.

e) They established changes in the frequency and methodology to compare PP&E, intangible assets and long-term investments valued under the equity method with their recoverable value.

f) They require proportional consolidation (in the consolidated financial statement) in the case of joint control of companies.

g) They establish that it is mandatory to accrue vacations (for any type of employees) and pension plans.

h) They establish conditions to book restructuring liabilities and define the items that have to be included in and excluded from such liability.

i) They establish the translation rules to be applied to investments in foreign companies, depending on whether they are considered integrated or not integrated, and that certain translation differences arising from investments in foreign companies will be allocated to a special account and will not be included in income for the year.

j) They incorporated changes in the disclosure rules, such as (a) a new statement of cash flows divided into operating, investments and financial activities; (b) disclosure of segment information; (c) the balance sheet for interim period has to be compared with the last fiscal year; (d) supplementary information is required to include further details as regards discontinued operations, the methodology followed to convert the financial statements of foreign subsidiaries and the effect thereof, contingencies, the current value of financial instruments and the methods used to calculate such value, concentrations of credit risk and hedging policies applied by the Company.

The CNV issued General Resolution No. 434 on January 14, 2003, whereby it adopted the new professional accounting standards, effective for financial statements of interim periods of fiscal years beginning on and after January 1, 2003, without amending those that are relevant to the Cooperative and it allowed their early application.

The Cooperative is analyzing the effects of changes incorporated by the new technical resolutions, but has not yet quantified such effect. As of the approval date of these financial statements, the Cooperative had not yet decided whether to exercise the possibility given by the CNV of early application of the above standards.

1.3. Consolidated financial statements

The Cooperative prepares its consolidated financial statements with its subsidiaries on an annual basis and not on interim periods.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

2. VALUATION METHODS

2.1. Cash, receivables and payables

- In local currency: at nominal value.

- In foreign currency: the amounts were converted at the exchange rates effective as of each period-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income for each period.

- Savings accounts: at face value, plus interest accrued through each period-end. As they are liquid and readily available, they were disclosed under the "Cash" account.

- Federal and Provincial Bonds: they were valued at net realizable value as of each period-end.

Receivables and payables included the portion of the respective financial income/expense accrued through each period-end; the trade receivables and payables imputed financial components have been segregated.

The Cooperative has borrowed funds to finance the activities of the subsidiary Integral Insumos S.C. As of December 31, 2001, the Cooperative's receivables from this subsidiary amounted to 91,537,919, in consideration of which it has received deferred-payment checks, which the Cooperative's Board of Trustees decided to apply towards repaying the related financial payables. As of December 31, 2001, the above receivables were disclosed under other noncurrent receivables. In the period ended December 31, 2002, due to the negative economic context, the Cooperative decided to settle such deferred-payments checks that, as of such date, amounted to 33,042,233, by: (a) restoring the Equity of the Subsidiary by converting debt into equity in the amount of 19,818,134, (b) receiving 9,443,651 in financial trust securities of the "*Consortium Fideicomiso Financiero*" held by the subsidiary and (c) offsetting certain payables to the subsidiary.

The Cooperative keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the added cost for vacation bonus.

2.2. Current investments

- Certificates of deposit: at nominal value converted at the period-end exchange rate in case such deposits were denominated in foreign currency, plus interest accrued through each period-end.

- Unlisted government securities: valued at their technical value as of December 31, 2001.

2.3. Inventories

- Finished goods: as of December 31, 2002, at the lower of reproduction cost and net realizable value as of such date. As of December 31, 2001, the Company valued its inventories at their net realizable value. The Cooperative has modified its valuation method as of June 30, 2002, retroactively to the beginning of the year. Therefore, the Cooperative has booked an adjustment to prior-years income, as mentioned in note 2.10.

- Products in process: at their replacement cost.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

- Warehouse: at replacement cost as of each period-end.
- Unbilled orders: representing work-in-process ordered by third parties, at the cost incurred restated as mentioned in note 1.

The value of inventories, taken as a whole, does not exceed its recoverable value.

2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of December 31, 2002 and 2001 with an auditor's report, after eliminating unrealized intercompany profit and losses. Such amounts were restated as mentioned in note 1.; SanCor Dairy Corp., SanCor Do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C. were valued by the equity method based on unaudited accounting information as of December 31, 2002, and 2001. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative.
- Interests in other cooperatives: at nominal value, not exceeding the value obtained by the equity method at each period-end.
- Investment in securities: On December 7, 2001, the Cooperative entered into a number of agreements with ArsCap Corp., trustee of the financial trust "Consortium Fideicomiso Financiero" (CFF); through such agreements, the Cooperative (a) assigned the receivables from ProBenefit Corp. arising from the sale of its interest in SanCor Seguros de Retiro Corp. and Trayectoria Cía. de Seguros de Vida Corp. (b) sold a number of 2,416,000 notes issued by ProBenefit and (c) sold its equity interest in Prevención ART and Patrulla Corp. The total price agreed for these transactions amounted to about USD 8,320,000 to be settled through the transfer to the Cooperative of subordinated debt securities of the CFF financial trust. This receivable was disclosed under other current receivables as of December 31, 2001.

  Later, on June 27, 2002, due to the several de-dollarization and contract renegotiation measures taken by the Federal Government, mainly under Economic Emergency Law No. 25,561, mentioned in note 13 a), the parties agreed to amend the issuance terms and conditions of the securities of the CFF financial trust, thus defining the right of the Cooperative to receive 3,030,000 subordinated debt securities at a face value of 1 USD each, from which 1,739,000 was subsequently assigned to Patrulla Corp.

  As explained in note 2.1, on September 2002, the Cooperative received from Integral Insumos G.P., a subsidiary, 2,630,000 class "A" ownership certificates in the CFF financial trust. Each certificate has a face value of USD 1.

  On December 12, 2002, due to the delay in obtaining the public offering authorization for the above CFF financial trust securities, the Cooperative agreed with ArsCap Corp. to swap the right to receive CFF securities for outstanding securities issued by TC/Cap Financial Trust for a face value of USD 3,941,000. The latter securities, as evaluated by the Cooperative, offer better conditions than CFF securities because they were authorized by the CNV to be publicly traded, they are outstanding, and they were rated BBB.

  As of the issuance date of these financial statements, the financial statements of the TC/Cap financial trust as of December 31, 2002, were not available. The latest available financial statements of such trust were those for the three-month period ended September 30, 2002, and, according to them, the main asset is the equity interest in investment companies. Furthermore, the Meeting of Beneficiaries of December 11, 2002, added new assets, amended the trust agreement and the issuance terms of the trust securities, which impacted on the trust's asset structure.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

As of December 31, 2002, the above securities were valued at face value, stated in pesos at the selling exchange rate then effective, plus interest accrued as provided by the financial trust agreement.

- Other liabilities related to investments: this relates to equity interests in certain subsidiaries that as of each period-end, had negative shareholders' equity. The related breakdown is disclosed in Exhibit C. Because of this situation the Cooperative disclosed its equity interest under "Other current Liabilities". Such investments were valued by the equity method, calculated based on the financial statements, certified by an independent public accountant, as of December 31, 2002, and 2001, after eliminating unrealized intercompany profit and losses and restated as mentioned in note 1. The accounting principles used by these subsidiaries are similar to those used by the Cooperative.

2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, and vehicles were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1. The remaining useful lives and the appraised value at that time were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements is disclosed in the "Reserve of appraisal revaluation of PP&E" account, included in Cooperative's equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1, less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period end.

As of December 31, 2002, PP&E includes capitalized exchange differences, net of depreciation, for an amount of 89,535,387 that exceed the values adjusted for inflation of such assets, according to General Resolution No. 398 of the CNV, as mentioned in note 2.11. Such capitalized foreign exchange losses represent the anticipation of the effects of the changes in the peso purchasing power.

The value of these assets, taken as a whole, does not exceed their recoverable value.

2.6. Intangible Assets

At cost, restated as mentioned in note 1, less respective accumulated amortization. The value of these assets, taken as a whole, does not exceed their recoverable value.

2.7. Deferred charges

Related to prepaid expenses, acquired software and development of IT systems valued at cost, restated as indicated in note 1, net of the related accumulated amortization, calculated on the basis of the months of deferral established.

2.8. Other assets

Packaging: at the lower of the replacement cost or net realizable value as of each period-end.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

2.9. Allowances and accruals

- Allowance for doubtful accounts: this covers all receivables in litigation not secured by mortgages or other security agreements and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was considered.

- Allowance for inventory obsolescence: it was set up to reduce to probable realizable value the book value of certain inventories with slow turnover or unlikely to be used. For quantification purposes, the Cooperative's sale and/or use projections were taken into account.

- Accrual for litigation: this covers adverse contingencies that could cause obligations for the Cooperative arising from situations present at each period end, with probable likelihood and quantifiable. In such quantification the report from legal counsel was considered.

2.10. Cooperative's owners' equity accounts

Stated in constant pesos at each period-end, as mentioned in note 1, except for the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Overall Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves, as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital increase calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

In the Statement of Changes in Cooperative's Owners' Equity as of December 31, 2001, an adjustment from prior years was recorded in the amount of 30,112,971. Such adjustment relates to the change of the inventory valuation method, as mentioned in note 2.3.

2.11. Statement of income accounts

The accounts that accumulate monetary transactions in each period (sales, purchases, selling, administration, and manufacturing expenses, etc.) were computed at nominal value restated as mentioned in note 1 by applying the coefficients applicable for the month of accrual. Gains (losses) from holding of inventories and other goods accured during each period were segregated from cost of sales and disclosed under "Financial and holding (income) loss ".

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each period related to trade receivables and payables, and the respective income and expenses to the extent that they were material.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

The "Financial and holding (income) loss" account includes (a) financial income and expense in real terms, (b) holding (gain) loss from inventories and other productive goods in real terms and (c) the effect of general inflation on monetary assets and liabilities, segregated from that on assets and liabilities, as per the following detail:

Description	(Income) loss 2002	(Income) loss 2001
Financial and holding (income) loss from assets		
Interest and exchange differences	13,124,538	4,073,347
Imputed interest in receivables	(8,439,173)	(12,590,842)
Holding loss from inventories	15,303,022	7,714,034
Holding loss from warehouse and packaging	3,223,491	-
Loss on exposure to inflation	15,534,291	-
Total from assets	38,746,169	(803,461)
Financial and holding (income) loss from liabilities		
Interest and exchange differences	12,956,616	48,679,231
Imputed interest in payables	10,216,155	17,692,767
Income on exposure to inflation	(19,816,470)	-
Total from liabilities	3,356,301	66,371,998

General Resolution No. 398 of the CNV allows, as an exceptional treatment, that the exchange differences arising as from January 6, 2002, related to liabilities in foreign currency existing as of such date to be allocated to the cost of the assets acquired or built using the related financing, provided that a series of terms and conditions are met, and that there is a direct relation between the financing and the acquisition, building or production of the assets to which exchange differences may be allocated (Property, plant and equipment, intangible assets and long-term investments in other companies organized in Argentina and existing as of January 6, 2002). Financing, total or partial, is to be understood as that granted by the seller of the assets, billed in foreign currency, or that obtained from financial institutions for the same purpose. Where the relation between the financing and the acquisition, building or production the above assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost of such assets.

As of December 31, 2002, the Cooperative's property, plan and equipment included accumulated exchange differences, net of depreciation, in the amount of 89,535,387, which exceeded the adjusted-for-inflation values of such assets. Exhibit G includes liabilities in foreign currency existing as of January 6, 2002, that financed such assets and were held as of this period-end.

In the six-month period ended December 31, 2002, the Cooperative wrote off from the PP&E account and allocated to income previously capitalized exchange losses for 91,307,466, due to the effect of inflation and the reduction of the exchange rate as compared to June 30, 2002, and the depreciation of property, plant and equipment in the period.

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with unrelated parties" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.

- By definition, direct costs are allocated to each product involved in each account.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

3. DEVELOPMENT OF THE ADJUSTMENT TO CAPITAL ACCOUNT

Capitalization resolved by the General Meeting		Increase for the fiscal year		
Date	**Amount**	**Ended in the year**	**Amount**	
Balance as of June 30, 1993				24,902,120
10/29/1993	(2,476,065)	-	-	(2,476,065)
09/30/1994	(308,328)	1994	308,328	-
09/29/1995	(9,714,024)	1995	9,667,783	(46,241)
09/27/1996	(598,792)	1996	598,792	-
09/27/2002	(108,894,455)	2002	112,196,670	3,302,215
		2003	10,194,080	10,194,080
Balance as of December 31, 2002				35,876,109

4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

Maturity	Current investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
Without a maturity date	-	74,328,884	-	14,136,996
With a maturity date				
- Past due				
Up to three month	-	45,438,658	91,757,225	11,070,079
From three to six months	-	17,866,254	21,639,301	3,612,739
From six to nine months	-	4,283,403	32,625,613	6,060,864
From nine to twelve months	-	7,050,756	20,084,988	10,589,070
From one to two years	-	3,171,261	3,936,747	7,222,500
From two to three years	-	217,139	-	303,312
From three to four years	-	360,624	-	-
Over four years	-	599,009	-	-
Total past due	-	78,987,104	170,043,874	38,858,564

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

Maturity	Current investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
▪ Not yet due				
Up to three months	9,092,335	120,092,853	51,119,541	178,193,482
From three to six months	575,847	2,423,492	45,388,502	36,592,717
From six to nine months	-	350,197	58,243,243	3,260,866
From nine to twelve months	-	249,100	41,351,650	2,184,784
From one to two years	-	1,884,905	136,240,400	7,219,615
From two to three years	-	2,019,189	71,587,500	5,282,287
From three to four years	-	132,710	-	2,267,575
Over four years	-	106,625	-	3,190,778
Total not yet due	9,668,182	127,259,071	403,930,836	238,192,104
Total with a maturity date	9,668,182	206,246,175	573,974,710	277,050,668
Total	9,668,182	280,575,059	573,974,710 (4)	291,187,664

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts.
(2) Includes bank and financial payables.
(3) Includes total liabilities, excluding bank and financial payables and accruals.
(4) The weighted average variable interest rate of financial payables is 0.63% per month.
(5) The Cooperative has disclosed 182,977,520 and 207,827,900 as current and noncurrent items to fall due, based on the terms of the agreements originally signed, for the FRN, the IFC loan and other minor loans for which certain principal installments have been defaulted, considering the expected success from the negotiations that are currently in progress with creditors to establish a new payment schedule.

5. RESTRICTED ASSETS AND GUARANTIES PROVIDED

As of each period-end, the Cooperative has assets, basically machinery, real property, inventory and trademarks, pledged or mortgaged in the book amounts of 420,499,717 and 395,850,762, securing financial liabilities in the amounts of 455,135,211 and 314,819,757, as of December 31, 2002 and 2001, respectively.

The assets furnished as collateral and their net book value as of December 31, 2002 and 2001, are as follows:

Description	Net Book Value 2002	Net Book Value 2001
Pledged machinery	205,409,209	197,887,014
Mortgaged real property	155,301,788	169,843,574
Pledged inventory	59,689,034	28,028,971
Pledged trademarks	99,686	91,203
Total	420,499,717	395,850,762

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

As of December 31, 2002, the Cooperative has provided security in the amount of 2,900,179 and has discounted in financial entities letters of credit issued by customers in the amount of 1,106,093. The Cooperative is joint and several guarantor of these obligations in case of breach by drawers or debtors.

The Cooperative, in its capacity as shareholder of Arla Foods Ingredients S.A., has posted guarantees for a debt of such company vis à vis The Investment Fund for Emerging Markets (IFV) for an amount of USD 4,000,000, plus the related interest. Furthermore, the Cooperative has entered into a Project Fund Agreement together with Arla Foods A.M.B.A., DEG, Rabobank Netherland branch and Rabobank New York, whereby the shareholders of Arla Foods Ingredients S.A. committed to depositing the funds required to complete the construction project and commission of the whey processing plant. By way of security for the obligations assumed, the shareholders of such company signed a first pledge agreement on the stock of such company.

6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances and transactions with subsidiaries included in Exhibit C are as follows:

Account		2002	2001
Current Assets			
Trade receivables	(1)	26,930,479	13,716,561
Other receivables	(2)	15,124,672	29,711,419
Noncurrent Assets			
Other receivables	(3)	19,298,985	104,709,872
Current liabilities			
Trade payables	(4)	(8,586,104)	(31,056,836)
Other payables	(5)	(1,456,367)	(22,892,579)
Sales of goods and services	(6)	20,999,567	12,770,656
Commissions/Bonuses – (loss) income		(475,168)	579,003
Purchases of goods		646,532	120,725
Administrative and Selling expenses	(7)	1,056,514	1,738,614

(1) Includes among others: "SanCor Do Brasil L.L.C." 25,539,299 and 12,629,738, "San Marco Corp." 846,747 and 715,246 and "Aproagro Corp." 339,735 and 231,348.

(2) Includes among others: "El Hornero G.P." 13,047,275 and 27,225,356, "Amplicampo Inversora Corp." 572,215 and 834,079, "Arla Foods Ingredients Corp." 421,126 (2002), "Sancor Dairy Corp." 510,954 (2002) and "Tranlac Corp." 500,443 (2001).

(3) Includes: "Integral Insumos G.P." 91,537,919 (2001), "San Marco Corp." 8,360,131 and 13,171,953 and " Ampicampo Inversora Corp." 10,938,854 (2002).

(4) Includes: "Sodecar Corp." 5,544,279 and 20,948,270, "San Marco Corp." 1,468,456 and 448,050, "Aproagro Corp." 1,396,355 and 4,173,852, "Arla Foods Ingredients Corp." 107,802 and 967,346 and "Integral Insumos G.P." 9,730 and 4,269,790.

(5) Includes among others: "Arla Foods Ingredients Corp." 7,316,579 (2001), "Integral Insumos G.P." 36,486 and 8,100,793, "Amplicampo Inversora Corp." 5,243,137 (2001), and "Aproagro Corp." 1,341,666 and 2,208,800.

(6) Includes among others: "SanCor Do Brasil L.L.C" 19,529,282 and 12,132,191, "Arla Foods Ingredients Corp." 847,228 (2002) and "Aproagro Corp." 611,253 and 605,589.

(7) Includes among others: "Aproagro Corp." 1,054,531 and 1,737,305.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income and expenses plus income from transactions with unrelated parties are to be transferred to the "Special Reserve (Section 42 of Law No. 20,337)" account.

8. OTHER EXPENSES - NET

The breakdown of other income (expenses) net as of each period-end is as follows:

Account	Income (loss) 2002	2001
Income:		
Income from deregistration of cooperatives	4,476,660	-
Income from disposal of investments in other entities	-	566,189
On sale of warehouse and rejects	137,701	96,774
Others	106,596	(1,560,765)
Loss:		
Sales of PP&E	(274,836)	185,369
Severance payments	(2,591,181)	(3,076,339)
Early Retirement System	(2,747,589)	(5,913,249)
Federal and Provincial bonds impairment in Value	(1,108,387)	(6,428,340)
Consignments	(340,648)	(369,419)
Services for cooperatives	(244,312)	(229,646)
Total other expenses - net	(2,585,996)	(16,729,426)

The articles of association provide for imposing penalties on associate cooperatives whose actions are not consistent with them or with the Cooperative's policies. In the case of severe violations, such penalties imply the exclusion and loss of rights of the respective primary cooperatives as compensation for the Cooperative. The method adopted for the Cooperative to book such compensation consists in writing off the amounts included under the "Subscribed Capital" and "Associated subscribers" accounts, related to the excluded primary cooperatives, and charging them to income for the period. Such income is disclosed in "Income from deregistration of cooperatives" under the "Other expenses- net" account.

9. CORPORATE BONDS

On November 7,1996, the Cooperative issued the first series of Corporate Bonds for a nominal value of USD 50 million under the Corporate Bond Program (the "Program") which was created by disposition of the Ordinary Meeting of the Cooperative on September 30,1994. This principal amount of which shall be repaid in a single payment on November 7, 2001, which was effected on such date.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

The Cooperative's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to USD 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV by means of certificate No. 269 dated July 25, 2000. On July 2002, the Cooperative Company issued the second series of Corporate Bonds for a nominal value of USD 94.8 millions. The main characteristics of this loan are explained in Note 11.

10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD 70 million loan which was earmarked for partially financing the new Investment Plan which the Cooperative defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative decide to become a publicly held company.

The loan is secured by collateral in a proportion of 1.5:1.0 and the procurement of certain additional insurance. Interest on the loan is calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

As of December 31, 2002, USD 28.75 millions was recorded in the financial payables account, including USD 5.00 millions (ARS 16,850,000) and USD 23.75 millions (ARS 80,037,500) in the current and noncurrent portions, respectively.

The covenants of this loan agreement bind the Cooperative, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative's current financial position (such as furnishing a collateral or other security, acquiring and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

As mentioned in the financial statements as of December 31, 2001, as of March 31, 2002, as of June 30, 2002 and as of September 30, 2002, the Cooperative had not met the minimum liquidity and debt-to-equity ratios and such failure continues as of December 31, 2002. As of the date of this report such failures were not notified to the Cooperative.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative has submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative are known. Such proposal has been accepted orally by the officers of the IFC and the Cooperative made the payments under such proposal.

The eleventh principal installment of line A in the amount of USD 1.25 million and interest related to lines A and C in the amount of USD 0.84 million matured on October 15, 2002. The Cooperative has not repaid such installments.

To the date of issuance of these financial statements, the Cooperative is discussing with the IFC to renegotiate the provisions of this contract based on the difficult Argentine macroeconomic scenario. Such negotiation is being conducted within a global restructuring process of all financial liabilities, which consists in rescheduling due dates and reducing the originally agreed-upon interest rates.

Consequently, based in the abovementioned negotiations, the Cooperative is still disclosing such liability as current and noncurrent according to the original conditions of the loan agreement.

11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program which was raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and Libor rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments, the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, as detailed in the following table:

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

Bank	USD
Citibank N.A.	15,000,000
Rabobank International	15,000,000
Banco Río de la Plata Corp.	15,000,000
Banco de la Nación Argentina	15,000,000
Banca Nazionale del Lavoro Corp.	6,500,000
Banco de la Provincia de Buenos Aires	6,100,000
Banco Societé Generale Corp.	5,000,000
Vereins-Un Westbank AG	4,000,000
Banco del Suquía Corp.	3,100,000
Banco de Galicia y Buenos Aires Corp.	3,050,000
Banco Sudameris Argentina Corp.	3,050,000
Banco de la Ciudad de Buenos Aires	2,000,000
Banco General de Negocios Corp.	1,000,000
Nuevo Banco de Santa Fe Corp.	1,000,000
Proceed from the issue	94,800,000

The covenants of the issuance program for this series of Corporate bonds oblige the Cooperative to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repayment, would place the Cooperative in default and, in such case, the Trustee or any Holder of at least 25% of outstanding notes of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the possibility of failing to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough macroeconomic situation that Argentina is going through, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

As of December 31, 2001, as of March 31, 2002, as of June 30, 2002 and as of September 30, 2002, as mentioned in the financial statements as of such dates, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied. As of December 31, 2002, the Cooperative continues failing to comply with the financial ratios established.

On January 28 and April 10, 2002, the Cooperative, based on a payment proposal made to holders, which included a 33% reduction on the rate effective for such period (10/29/2001 through 01/28/2002), partially paid interest installments due on January 28, 2002, in the total amount of USD 2,583,000. Then, a new proposal was made for payment of interests falling due on April 29, 2002, recalculating a fixed rate instead of the Badlar rate established in the agreement, and offering to pay off such amount in four consecutive monthly

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

installments, which were fully paid. In the same manner, the Cooperative presented a payment proposal for the interest installment maturing on July 29, 2002, recalculated with the same procedure that the one used for the installment maturing on April 29, 2002. The proposal consists in four monthly and consecutive installments commencing in August, 2002. As of issuance of these financial statements, the Cooperative had paid in due time all of the above installments. The holders of such "floating rate notes" (FRN) have not expressed their formal acceptance of the abovementioned refinancing and repayment proposals submitted by the Cooperative.

Additionally, the Cooperative booked the interest accrued after July 29, 2002 on Serie 2, at an 8.75% fixed rate, representing the average interest rate applicable to US dollar transactions, based on market rates.

As stated in the above paragraphs, in order to book interest accrued as from October 29, 2001, to date, the Cooperative considered reasonable market rates (consistent with the transition period elapsed until the definitive agreement on the global restructuring of financial payables is reached) instead of the terms agreed in the FRN issuance program. As of December 31, 2002, the Cooperative did not book a higher amount because it expects that in-progress negotiations with holders will have a favorable outcome, as it estimates that they will accept the proposals submitted.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

In relation to the principal installments of USD 1,856,000, USD 3,555,000 and USD 3,555,000 which fell due on January 28, 2002 April 28, 2002 and July 29, 2002, respectively, and the principal installment and interests falling due on October 28, 2002, given the uncertainty prevailing in Argentina and the financial debt restructuring negotiations, the Cooperative and the holders have made an oral agreement to postpone the setting of the payment date because the present situation does not afford the conditions for establishing the related schedule.

As of issuance of these financial statements, the Cooperative is still negotiating the clauses of this agreement due to the difficult macroeconomic scenario undergone by Argentina. Such negotiation is being conducted under the global restructuring process involving all the Company's financial liabilities, which consists in rescheduling due dates and reducing the originally agreed-upon interest rates.

Consequently, the Cooperative continues disclosing such financial payables in the financial statements as of December 31, 2002, as current and noncurrent (to such date, debts amounted to USD 49,296,000, equivalent to ARS 166,127,520 as current and USD 37,920,000 equivalent to ARS 127,790,400 as noncurrent), under the original conditions of the FRN prospectus.

12. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative to disclose under Cooperative's owners' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the shares subscribed should be paid in over a maximum 5-year term. Since a significant number of terms to pay in the capital subscribed would expire in June 2002, the Cooperative took out a USD 25 million credit line from Banco de la Nación Argentina in the year ended

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

June 30, 2001, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in. The abovementioned credit line, was subsequently de-dollarized at the exchange rate ARS1 to USD1, and its actually subject to the general interest rate for loans in ARS of the Banco de la Nación Argentina.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

13. RECENT SIGNIFICANT ECONOMIC EVENTS AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS

a) Recent significant economic events.

During December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making fund transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on public debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Various regulations were subsequently issued, including Decree No. 214/2002 on financial system restructuring, which amended effective rules and regulations mainly as follows: (a) unification of the exchange system into a free market for foreign trade transactions and, prior approval by the BCRA (Central Bank of Argentina), financial transactions; (b) de-dollarization of the Argentine economy by conversion into Argentine pesos of all USD deposits held with Argentine financial institutions at USD 1 = ARS 1.40 and all USD-denominated obligations assumed as of January 6, 2002, in Argentina at USD 1 = ARS 1. Such amounts will be updated as from the date of such decree (February 3, 2002) by CER (benchmark stabilization coefficient) published by the BCRA plus a minimum interest rate for deposits and a maximum interest rate for payables to the financial system; (c) de-dollarization of all private agreements entered into as of that date at the ARS 1 = USD 1 exchange rate; (d) prior authorization by the BCRA to make certain transfers abroad in financial loan principal and interest payments; (e) suspension of unjustified dismissals to expire in early 2003; and (f) implementation of new export duties for the export of commodities and processed agricultural products.

Assets and liabilities in foreign currency were valued until December 31, 2001, at the USD 1 = ARS 1 exchange rate effective as of suspension of the foreign exchange market, as established by Resolution MD No. 1/02 of the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") and by Resolution No. 392 of the Argentine Securities Commission ("CNV"). As of December 31, 2002, and as stated in Note 2.1, assets and liabilities in foreign currency have been valued at the exchange rate effective as of period-end, which was ARS 3.27 to USD 1, buying rate, and ARS 3.37 to USD 1, selling rate. The exchange rate as of the beginning of the year was ARS 3.70 to USD 1, buying rate, and ARS 3.80 to USD 1, selling rate.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

On the other hand, and as a consequence of the changes implemented, in 2002 there was an increase in the Argentine wholesale index of approximately 118% according to the information provided by the INDEC (Argentine Institute of Statistics and Census). Such increase for the six-month period ended December 31, 2002, totaled approximately 12%.

Due to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make certain transfers abroad to service the principal of its financial loans, has been restricted.

b) Performance within the current economic crisis.

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, and severe restriction on the access to credit.

This economic context has affected the Cooperative, and affected the Cooperative's cash flow and, therefore, has caused difficulties in the Cooperative ability to settle its debts.

Therefore, the Cooperative is negotiating a global restructuring of all of its financial payables preparing a proposal for obtaining extensions on the terms applicable to obligations and reductions of interest rates. Additionally, the Cooperative is developing strategies to adapt its business to the new context and is considering the possibility of making strategic alliances with local and foreign companies, having the annual Members' Meeting of September 27, 2002, approved such proposal. The Board of Trustees and the Cooperative's Management understand that implementation of a model that will increase exports, coupled with the success expected from the negotiations mentioned above to restructure the Cooperative's liabilities, will enable the Cooperative to attain the operating income to offset partially the increased financial costs arising from the devaluation of the Argentine peso and will also enable the Cooperative to start to overcome the current crisis.

Taking into account the above economic context and its effects on the Cooperative and that certain event could require further economic measures by the Government, to the approval date of the accompanying financial statements it is not possible to determine the future effects that a continued economic crisis may have on the Cooperative's financial position and results of operations, and on its operations with banks, clients and vendors. The accompanying financial statements do not include any adjustment that may result from such uncertainties. The Board of Trustees and the Cooperative's Management are continuously evaluating the magnitude of the impacts that such economic measures may have on the Cooperative's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable.

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON Chairman of the Statutory Audit Committee	GABRIEL S. CASELLA Partner Certified Public Accountant - U.B.A. C.P.C.E.C.F. Vol. 162 - Fo. 187	MIGUEL OMAR ALTUNA Chairman

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE SIX-MONTH PERIOD

ENDED DECEMBER 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Original Cost plus appraisal reevaluations				
Accounts	**Balance at beginning of year**	**Increase**	**Decrease**	**Transfer**	**Balance at end of period**
Land	14,616,334	-	(244,507)	-	14,371,827
Buildings	391,715,668	63,934	(25,333,320)	97,591	366,543,873
Enclosures and facilities	36,488,472	-	(2,740,814)	2,442	33,750,100
Machinery and facilities	690,447,108	1,693,103	(43,130,104)	1,366,708	650,376,815
Tools in use	1,210,622	-	(39,055)	(239)	1,171,328
Furniture and fixture	20,680,424	11,819	(1,643,151)	(569)	19,048,523
Vehicles	7,682,123	5,881	(840,995)	431,663	7,278,672
Proprietary computer hardware	11,235,631	61,407	(307,104)	7,499	10,997,433
PP&E under loan for use	283,961	-	(3,735)	-	280,226
Computer hardware under loan for use	191,853	-	(115)	481	192,219
PP&E under capital leases	12,320,881	-	(1,114,581)	-	11,206,300
Automobiles under capital leases	1,694,243	-	-	(431,663)	1,262,580
Machinery Law 24,402 and Resolution No. 502/95	107,323,617	-	(13,851,321)	(6,433,701)	87,038,595
Works in progress	2,099,188	1,412,824	(960)	(1,473,913)	2,037,139
PP&E Resolution No. 502/95	21,197,691	-	(4,262,279)	6,433,701	23,369,113
Total 2002	1,319,187,816	3,248,968	(93,512,041)	-	1,228,924,743
Total 2001	1,135,159,948	8,174,786	(5,370,286)	-	1,137,964,448
			(A) and (C)		(C)

(A) Includes 304,823 (2002) and 182,707 (2001) of Reversal of Appraisal Revaluation owing to retirements for the period.

(B) Includes 5,866,816 (2002) and 7,438,201 (2001) in Increased Depreciation Appraisal Revaluation.

(C) As of December 31, 2002, the amount of PP&E includes cumulative foreign exchange differences in the amount of 89,535,387, net of the period's reversals, as established by General Resolution No. 398 of the CNV. The referred reversals have been included in the period's retirements in the amount of 91,307,466.

Signed for purposes of identification with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT A
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE SIX-MONTH PERIOD

ENDED DECEMBER 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Depreciations					
		For the period				
Accounts	**Accumulated at beginning of year**	**Increase**	**Decrease**	**Accumulated at end of period**	**Net book Value 2002**	**Net book Value 2001**
Land	-	-	-	-	14,371,827	14,555,908
Buildings	115,510,901	4,983,009	(31,587)	120,462,323	246,081,550	228,172,701
Enclosures and facilities	12,141,950	587,789	(19,173)	12,710,566	21,039,534	19,360,635
Machinery and facilities	368,326,318	14,280,193	(964,273)	381,642,238	268,734,577	254,556,036
Tools in use	1,042,576	29,348	(4,344)	1,067,580	103,748	147,211
Furniture and fixture	13,039,345	523,403	(59,779)	13,502,969	5,545,554	5,241,425
Vehicles	2,999,819	128,136	11,876	3,139,831	4,138,841	3,403,839
Proprietary computer hardware	9,511,249	551,144	(73,628)	9,988,765	1,008,668	1,924,439
PP&E under loan for use	83,264	12,909	(952)	95,221	185,005	213,695
Computer hardware under loan for use	190,851	266	480	191,597	622	2,915
PP&E under capital leases	4,163,752	689,228	-	4,852,980	6,353,320	6,432,303
Automobiles under capital leases	325,076	113,762	(102,900)	335,938	926,642	1,487,260
Machinery Law 24,402 and Resolution No. 502/95	35,634,361	2,680,899	-	38,315,260	48,723,335	40,882,389
Works in progress	-	-	-	-	2,037,139	2,659,674
PP&E Resolution No. 502/95	8,003,531	1,028,104	-	9,031,635	14,337,478	12,508,605
Total 2002	570,972,993	25,608,190	(1,244,280)	595,336,903	633,587,840	
Total 2001	522,500,450	26,404,923	(2,489,960)	546,415,413		591,549,035
		(B)	(A)			

(A) Includes 304,823 (2002) and 182,707 (2001) of Reversal of Appraisal Revaluation owing to retirements for the period.

(B) Includes 5,866,816 (2002) and 7,438,201 (2001) in Increased Depreciation Appraisal Revaluation.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE SIX-MONTH PERIOD

ENDED DECEMBER 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period
Trademarks	4,488,655	244,494	4,733,149
Total 2002	4,488,655	244,494	4,733,149
Total 2001	3,874,771	198,264	4,073,035

	Amortization				
	Accumulated at beginning of year	For the period		Accumulated at end of period	Net book value
		Rate	Increase		
Trademarks	2,504,047	10%	130,829	2,634,876	2,098,273
Total 2002	2,504,047		130,829	2,634,876	2,098,273
Total 2001	2,299,891		92,602	2,392,493	1,680,542

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2002 PRESENTED COMPARATIVELY

WITH SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)
(Stated in pesos – Note 1)

	2002				2001
Denomination and Issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments and certificates of deposits	-	-	-	9,668,182	4,980,120
Securities and shares	-	-	-	-	186,908
Total current investments	-	-	-	9,668,182	5,167,028
NONCURRENT INVESTMENTS					
El Hornero G.P.	-	-	-	9,988,102	575,616
Coop. Publicidad G.P.	-	-	-	54,392	106,545
Amplicampo Inversora Corp.	A/B	1.00	412,205	11,994,653	20,731,480
Tranlac Corp.	-	-	-	-	20,459
SanCor Do Brasil Productos Alimenticios L.L.C.	-	-	-	-	8,055,010
Integral Insumos G.P. (1) (2)	-	-	-	18,711,270	1,076,805
SanCor Mexico L.L.C.	-	-	-	5,249	5,038
Sodecar Corp.	A	100.00	77,618	10,810,845	16,948,959
Arla Foods Ingredients Corp. (1)	-	1,000.00	13,806	44,447,405	35,547,560
SanCor Dairy Corp	-	1.00	10,000	255,155	-
Aproagro Corp. (3)	-	-	-	-	-
Nobleplus Corp. (3)	-	-	-	-	-
San Marco Corp. (3)	-	-	-	-	-
Interests in other cooperatives	-	-	-	3,137,195	6,750,429
TC/CAP Financial trust	Financial trust securities	USD 1	3,941,000	13,682,880	-
Others	-	-	-	137,872	298,273
Total noncurrent investments				113,225,018	90,116,174
OTHER LIABILITIES RELATED TO INVESTMENTS					
SanCor Dairy Corp	-	-	-	-	(101,075)
Sancor Do Brasil Productos Alimenticios L.L.C.	-	-	-	(13,450,455)	-
Total other liabilities related to investments				(13,450,455)	(101,075)

(1) During the period ended December 31, 2002, capital contributions were made for Integral Insumos G.P.and Arla Foods Ingredients Corp. in the amount of 19,818,134 and 1,596,248, respectively.

(2) Integral Insumos G.P. assigned receivables to set up financial trusts. As of December 31, 2002, the outstanding amount of such receivables was 8,610,247. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the current and the next year, in the following percentages: 45% and 55%, respectively.

(3) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and El Hornero G.P., respectively.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2002 PRESENTED COMPARATIVELY

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	Information on the issuer							
		Latest financial statements						
Denomination and issuers	Main business	Fiscal period date	Capital stock	Income (loss)	Share – holders' equity	Direct interest in Capital	indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero G.P.	Manufacturing and selling of food products	12-2002	310,000	(152,976)	10,038,293	99.50%	99.50%
Coop. Publicidad G.P.	Advertising agency	12-2002	1	(6,181)	60,435	90.00%	99.95%
Amplicampo Inversora Corp.	Financing services and financial activities	12-2002	433,900	(627,379)	12,625,951	95.00%	95.00%
Tranlac Corp.	Company engaged in the transportation of goods	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios L.L.C.	Import and selling of food products	12-2002	10,957,742	(12,332,638)	(14,620,059)	92.00%	99.96%
Integral Insumos G.P.	Provision of supplies for agricultural and agro industrial activities	12-2002	440,000	(372,600)	19,093,133	98.00%	99.99%
SanCor Mexico L.L.C.	Manufacturing and selling of food products	12-2001	6,383	142	5,525	95.00%	99.98%
Sodecar Corp.	Manufacturing of cold cuts and charcuterie	12-2002	15,523,600	(2,608,330)	21,621,690	50.00%	77.40%
Arla Foods Ingredients Corp.	Manufacturing and sale of cheese whey byproducts	12-2002	27,612,000	810,319	79,024,913	50.00%	50.00%
SanCor Dairy Corp.	Import and sale of food products	12-2002	10,000	343,132	255,155	100.00%	100.00%
Aproagro Corp.	Provision of supplies for agricultural activities and IT services	12-2002	5,012,000	(190,538)	7,840,095	-	95.00%
Nobleplus Corp.	Manufacturing and selling of food products	12-2002	374,181	(79,745)	7,799	-	99.98%
San Marco Corp.	Manufacturing and selling of dairy products	12-2002	11,000,000	(419,366)	21,471,562	-	99.50%

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002

(Translation of the Financial Statements originally issued in Spanish – See Note 14)

(Stated in pesos – Note 1)

	2002				2001
Account	Balance at beginning of year	Decrease	Increase	Balance at end of period	Balance at end of period
ALLOWANCES					
For doubtful accounts	35,761,423	4,657,974	3,017,924	34,121,373	51,146,923
For inventory obsolescence	1,896,317	1,478,077	-	418,240	-
	37,657,740	6,136,051	3,017,924	34,539,613	51,146,923
ACCRUALS					
Accrual for litigation	10,004,910	2,101,896	3,412,585	11,315,599	18,172,519
	10,004,910	2,101,896	3,412,585	11,315,599	18,172,519
TOTAL	47,662,650	8,237,947	6,430,509	45,855,212	69,319,442
RESERVES AND FUNDS					
Legal reserve	2,790,971	-	-	2,790,971	2,790,971
Labor and employee assistance fund	3,298	294	-	3,004	6,378
Special reserve (Art. 42, Law No. 20,337)	40,439,675	30,120,130	-	10,319,545	34,250,959
Appraisal revaluation of PPE	217,303,374	6,171,639	-	211,131,735	224,364,117
TOTAL	260,537,318	36,292,063	-	224,245,255	261,412,425

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT E
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

Account	References on decreases		References on increases
ALLOWANCES			
For doubtful accounts	Consumption	955,753	Individual recoverability analysis
	Exposure to inflation	3,702,221	
For inventory obsolescence	Consumption	1,281,760	
	Exposure to inflation	196,317	
ACCRUALS			
Accrual for litigation	Write –off of out-of-court settlement	1,066,132	Calculation on labor claims as per legal counsel reports
	Exposure to inflation	1,035,764	
RESERVES AND FUNDS			
Labor and employee assistance fund	Interest on and repayment of loans granted to employees	(47)	
	Exposure to inflation	341	
Special reserve (Art. 42, Law No. 20,337)	Absorption of loss for the fiscal year 01/02	30,112,971	
	Departure of Cooperatives	7,159	
Appraisal revaluation of PPE	Write-off and write downs due to retirements and depreciation on PP&E		

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

Accounts	2002	2001
Inventory of goods at beginning of fiscal year	93,363,599	139,599,083
Purchases and manufacturing expenses (Exhibit H)	390,040,952	506,629,875
Subtotal	483,404,551	646,228,958
Less:		
Holding losses	15,303,022	7,714,034
Inventory of goods at end of period	79,650,323	149,991,764
Imputed interest on purchases	10,375,692	21,912,470
Cost of sales	378,075,514	466,610,690

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

Accounts	2002 Foreign currency unit and amount		2002 Current exchange rate	2002 Amount recorded in pesos	2001 Foreign currency unit and amount		2001 Amount recorded in pesos
CURRENT ASSETS							
Cash	122,435	USD	3.27000	400,362	6,794	USD	14,825
	2,051	BRL	0.93620	1,920	3,137	BRL	2,944
	22,000	ITL	0.00163	36	22,000	ITL	22
	900	FRF	0.54240	488	900	FRF	273
	265	DEM	1.59040	421	265	DEM	268
	7,000	ESP	0.01786	125	7,000	ESP	83
	1,062	DKK	0.46107	490	1,062	DKK	284
	140	SZL	2.36377	331	140	SZL	192
	43,330	CLP	0.00446	193	43,330	CLP	135
	315	UYU	0.11920	38	315	UYU	50
	125	GBP	5.25880	657	125	GBP	395
	193	EUR	3.42830	662	-	-	-
Investments	2,956,631	USD	3.27000	9,668,183	2,282,261	USD	4,980,120
Trade receivables	24,448,627	USD	3.27000	79,947,010	18,240,816	USD	39,803,273
Other receivables	2,399,397	USD	3.27000	7,846,028	884,223	USD	1,929,462
Total				97,866,944			46,732,326
NONCURRENT ASSETS							
Long-term investments	4,184,367	USD	3.270000	13,682,880	-	-	-
Total				13,682,880			-
CURRENT LIABILITIES							
Vendors	8,690,590	USD	3.37000	29,287,288	2,486,957	USD	5,426,787
	205,200	FRF	0.54240	111,300	205,200	FRF	62,194
Financial debts	96,470,024	USD	3.37000	325,103,981	70,588,008	USD	154,030,048
Other payables	2,233,150	USD	3.37000	7,525,716	292,968	USD	639,285
Total				362,028,285			160,158,314
NONCURRENT LIABILITES							
Vendors	1,502,189	USD	3.37000	5,062,377	1,044,910	USD	2,280,097
Financial debts	61,670,000	USD	3.37000	207,827,900	103,330,091	USD	225,476,528
Total				212,890,277			227,756,625

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1)

	2002				2001
Account	Purchases and manufacturing expenses	Administrative expenses	Selling expenses	Total	Total
Raw materials	240,972,727	-	-	240,972,727	289,691,813
Labor	32,970,345	4,410,552	12,318,299	49,699,196	85,526,711
Freight and transportation	11,226,005	872,765	18,375,384	30,474,154	51,492,897
Containers and packaging	50,080,572	-	833,471	50,914,043	63,417,052
Doubtful receivables	-	-	3,017,924	3,017,924	26,660,753
Depreciation of PP&E (1)	18,196,576	291,175	1,253,623	19,741,374	18,966,722
Maintenance of PP&E	3,802,156	57,453	261,746	4,121,355	5,275,059
Fuel and electric power	9,189,186	73,372	362,064	9,624,622	12,784,257
Advertising, promotion and others	1,484	171,922	10,869,462	11,042,868	31,212,571
Taxes	5,989,664	26,054	2,482,302	8,498,020	9,886,534
Other services	985,098	637,689	2,313,781	3,936,568	5,091,479
Outsourced services	5,439,798	437,622	7,781,489	13,658,909	23,883,881
Other	11,187,341	838,030	10,951,614	22,976,985	45,726,057
Total 2002	390,040,952	7,816,634	70,821,159	468,678,745	
Total 2001	506,629,875	14,345,102	148,640,809		669,615,786

(1) Net of the reversal of the appraisal revaluation reserve of PP&E.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SUMMARY OF EVENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002

(PRESENTED FOR COMPARATIVE PURPOSES WITH THE SAME PERIOD OF THE FOUR PRIOR FISCAL YEARS)

(Translation of the Summary of Events originally issued in Spanish - See Note 14 to the financial statements)

1. ACTIVITIES UNDERTAKEN BY THE COOPERATIVE: (*)

- Statistical data for milk processed shows a decrease, in liters, in the six-month period as compared to the same periods the prior years, directly influenced by the lower raw material production which is consistent with Argentine production levels.

- As a result of the above, the volume of total sales decreased with respect to the prior year, mainly due to the lower demand of the domestic market due to the macroeconomic context partially offset by the increase in sales in the external market. The average price level – at constant values – in the domestic market had a negative change in the period with respect to the same period of the prior year. Prices in the external market, measured in constant pesos, increased due to the significant devaluation of the Argentine peso.

- The Cooperative incurred losses, although lower than that for the same period the prior year, mainly due to financial and holding losses, in addition to the other income (expenses) item manly related to an early retirement program intended to restructure the Cooperative to attain most competitive levels. However, there was an improvement in ordinary operating income.

- Changes disclosed in the Balance Sheet and financial structure with respect to the same periods of the prior years are mainly caused by the effect of changes in the exchange rate on financial debts in foreign currency.

2. CONDENSED BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Current Assets	370,888,343	573,296,925	572,147,383	561,583,642	533,005,705
Noncurrent Assets	795,004,329	821,185,613	860,236,027	803,929,503	838,306,408
Total	1,165,892,672	1,394,482,538	1,432,383,410	1,365,513,145	1,371,312,113
Current Liabilities	639,374,219	632,512,723	530,311,623	471,027,955	438,762,742
Noncurrent Liabilities	237,103,754	260,735,396	311,912,103	261,809,600	298,574,419
Subtotal	876,477,973	893,248,119	842,223,726	732,837,555	737,337,161
Cooperative's Owners' Equity	289,414,699	501,234,419	590,159,684	632,675,590	633,974,952
Total	1,165,892,672	1,394,482,538	1,432,383,410	1,365,513,145	1,371,312,113

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

3. CONDENSED STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Income from recurring operations	21,070,218	17,570,950	43,853,398	14,963,242	21,443,340
Financial and holding gain (loss)	(42,102,469)	(65,568,537)	(39,209,081)	(27,574,675)	(16,605,746)
Tax on bank transactions	(3,734,086)	(4,015,744)	-	-	-
Cooperative Development Fund	-	(2,775,630)	(3,011,297)	(1,446,191)	(1,247,096)
Other expense - Net (1)	(15,666,427)	(27,998,552)	2,187,083	10,801,955	(2,718,156)
Net Income (Loss)	(40,432,764)	(82,787,513)	3,820,103	(3,255,669)	872,342

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2002	2001	2000	1999	1998
Production Volume	674,465	823,070	891,467	1,008,276	966,243
Sales Volume					
Local Market	406,295	560,079	632,736	653,867	609,272
Exports	278,851	176,995	196,741	369,798	214,337
Total	685,146	737,074	829,477	1,023,665	823,609

5. RATIOS:

	2002	2001	2000	1999	1998
Liquidity (1)	0.58	0.91	1.08	1.19	1.21
Solvency (2)	0.33	0.56	0.70	0.86	0.86
Noncurrent assets-to-total assets	0.68	0.59	0.60	0.59	0.61

(1) Current assets to current liabilities.
(2) Equity to total liabilities.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

6. OUTLOOK FOR THE COMING FISCAL YEAR: (*)

- The Argentine economy that will affect the domestic market where the company operates will condition the future performance, as in the first half of the year. Variables such as the people's purchasing power, the nominal and relative exchange rate, interest rates and inflation and other affecting circumstances such as access to loans and credits, tax pressure and legal and economic regulations will also condition the Cooperative's performance. The Cooperative will adapt its strategy to the changing channels and products, focusing on strengthening brand awareness and maintaining its excellent quality standards.

- The above variables and conditioning factors, together with the development of the world dairy market, which has improved over the last quarter, will be the framework for the exportation activity. The Cooperative decided to carry on with its strategy in this regard, that is, keep participating actively in such activity, profiting from competitiveness resulting from the devaluation and from the recognized reputation of the brand in the international market. Such reputation has been won because the Cooperative values quality policies related to raw materials and process, and also values state-of-the-art technology to satisfy the needs of customers worldwide.

- The combination of the factors mentioned above lead us to expect improvement in the Cooperative's general performance. These are conditions necessary but not sufficient to reverse the current situation in the short term, on account of the illiquidity conditions and the lack of tools to finance working capital and the prevailing recession.

- With respect to the above, we are negotiating with the main creditors and financial institutions to obtain more favorable terms with respect to obligations and cuts in interest rates. We understand that maintenance of a model to increase exports, optimization the product/channel offer in the domestic market and intensification of the cost reduction programs, coupled with results of the negotiations mentioned above intended to restructure liabilities, will enable the Cooperative to go back to profitability.

(*) Information not covered by the limited review report.

Signed for purposes of identification
with our report dated February 7, 2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICIERI LUIS PAULON
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.F. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman